FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated December 30, 2010.

Official Notice

Chief Financial Officer	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 917 538 100 34 917 538 000 Fax 34 913 489 494 www.repsol.com

Changes in Senior Management

New appointments to the Executive Committee of Repsol YPF

Repsol YPF announces today, December 30th 2010, the approval of the following appointments:

Miguel Angel Devesa del Barrio, until now Corporate Director of Strategy and Corporate Development, has been appointed Chief Financial Officer, replacing Fernando Ramirez Mazarredo, who after reaching an agreement with the company, and for personal reasons will be leaving the Group. Repsol YPF acknowledges and recognises his hard work and dedication during his term in the Group.

Also, Begoña Elices García, until now Corporate Director of Communication and Chairman’s Office, has been appointed ED for Communication and Chairman’s Office.

In January 2011, Miguel Ángel Devesa and Begoña Elices will be members of the Executive Committee of Repsol YPF.

Additionally, the following changes have been made:

•	The function of the Corporate Directorate of Strategy and Corporate Development will be incorporated into the Chief Financial Office.

•

Both the Internal Audit and Reserves Control Directorate, that report to the Audit and Control Committee, will pass from the Chief Financial Office to depend functionally on the General Counsel Office and Secretariat of the Board of Directors, hence strengthening their independence.

•	Investor Relations will report directly to the Chairman

Official Notice

Miguel Angel Devesa del Barrio

Chief Financial Officer (CFO)

Industrial Engineer at the Professional College of Industrial Engineers in Madrid. He started his professional career in the professional services field, initially in Arthur Andersen and later as Vice President in Cap Gemini Ernst & Young, carrying out projects, fundamentally, for companies in the energy sector.

Before joining Repsol YPF, he had been employed at Hidrocantábrico Energía as Director of Management of Energy and in the EDP Group as Executive Director of EDP Gas.

He came to Repsol YPF in August 2006 as Corporate Director of Strategy and Corporate Development.

Begoña Elices Garcia

ED for Communication and Chairman’s Office.

Begoña Elices graduated in Information Sciences and Economics at the Complutense University of Madrid and joined the company in 2001

Before joining Repsol she was Deputy Director-General and Director of Public Relations for Banco Santander Central Hispano. Prior to her involvement in business communications, Begoña worked for more than ten years for the EFE news agency, where she worked as a journalist reporting on international, national and financial news.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 30th, 2010	By:	/s/ Iñigo Alonso de Noriega
		Name:	Iñigo Alonso de Noriega
		Title:	Corporate Governance Director